SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C.  20549
		 	   FORM 6-K
	            Report of Foreign Issuer
		   Pursuant to Rule 13a-16 of
	        the Securities Exchange Act of 1934


	   For the period of February 12 to February 12, 2003
	  -----------------------------------------------------

	        Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

  	     Form 20-F [X]    	       Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes [ ]       	        No  [X]
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For Immediate Release

February 12, 2003

RM: 3-03

        CRYSTALLEX COMMISSIONS FEASIBILITY STUDY ON CRISTINAS;
	  RETAINS SNC-LAVALIN, ENGINEERS & CONSTRUCTORS INC.

Toronto, February 12, 2003 - Crystallex International Corporation (TSX,
Amex: KRY) announced today that it has awarded to SNC-Lavalin Engineers
& Constructors Inc. ("SNCL") the mandate to undertake a Feasibility Study for the development, construction and operation of a gold and copper mining and processing facility on its 100% controlled Las Cristinas project in Venezuela. The mandate to SNCL contemplates an initial 20,000 tonne per day operation capable of processing oxide and sulphide ores. As previously reported, Mine Development Associates ("MDA") of Reno, Nevada has been retained by Crystallex to prepare the geology, mineral resource estimate, mineral reserve estimate and mine plan to be incorporated in the Feasibility Study. The Feasibility Study will also incorporate the work of others. Crystallex anticipates the Feasibility Study by SNCL to be completed in midyear 2003. Receipt of the MDA report to be incorporated in the Feasibility
 Study is expected in the 1st quarter of 2003.

Crystallex had originally considered a three phase development of the Las Cristinas properties, however, after reviewing project data received from the Corporacion Venezolana de Guayana ("CVG"), receiving an initial report from MDA, and completing internal pre-feasibility analysis, it was determined that an initial 20,000 tonne per day operation had technical and financial feasibility and merited detailed analysis by SNCL.

SNC-Lavalin companies have significant experience working in Latin American countries, and maintain a permanent office in Caracas. SNC-Lavalin, and its predecessor, Kilborn Inc., are well known for their successful gold project experience. Major gold projects such as Pierina, Peru; Omai, Guyana; La Coipa, Chile; Bulyanhulu, Tanzania and others have been successfully designed and constructed by SNC-Lavalin companies. Additionally they have completed over 30 major studies and projects in Venezuela over the past 25 years.

The study will be directed from SNCL's Toronto office and Crystallex coordination will be provided by Ken Thomas, the Company's recently appointed Chief Operating Officer from the Crystallex head office, also in Toronto.

About Crystallex:
Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges and Crystallex is part of the S&P/TSX Composite Index, the most widely followed benchmark index in Canada. Crystallex has been focused on strategic growth in South America and recently signed a definitive agreement with respect to the Las Cristinas mining properties in Venezuela and has taken possession of those properties. Crystallex is currently reviewing drill data and studies

			       (2)
previously completed in preparation for the completion of a feasibility study to support its development plans for the properties.

For further information:
Investor Relations: A Richard Marshall, VP (201) 541-6650
To view previous company releases: (800) 758-5804 ext. 114620
Internet address: http://www.crystallex.com

Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended.
All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

			       (3)

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
------------------------------------
(Registrant)


Date February 12, 2003          	     By    /s/ Daniel R. Ross
-----------------------			     ----------------------------
						     (Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature